Exhibit 8.1

Subsidiaries of The Registrant

As of July 31, 2011

Wholly-Owned Subsidiaries

1.	Sky Network International Limited, a British Virgin Islands company

2.	Profit Star Software (HK) Limited, a Hong Kong company

3.	Pusida (Beijing) Technologies Co., Ltd., a PRC company

4.	Hangzhou Dianneng Technologies Co., Ltd., a PRC company

Special Purpose Entities and its Subsidiaries Consolidated in the Registrant’s Financial Statement

5.	Hangzhou Mijia Technologies Co., Ltd., a PRC company

6.	Hangzhou Sky Network Technologies Co., Ltd., a PRC company

7.	Hangzhou Fanyi Technologies Co., Ltd., a PRC company

8.	Hangzhou Feineng Technologies Co., Ltd., a PRC company

9.	Sky Global Network Technologies Limited, a Hong Kong company and a wholly-owned subsidiary of Hangzhou Fanyi Technologies Co., Ltd.